SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 16)*
The Men’s Wearhouse, Inc.

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
587118100

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	587118100	13G	Page	2	of	3 Pages

1	NAME OF REPORTING PERSONS George Zimmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		3,019,106 shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,758 shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,019,106 shares(1)

WITH	8	SHARED DISPOSITIVE POWER

16,939 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,086,864 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.96%

12	TYPE OF REPORTING PERSON*

IN

(1)	Represents (i) 2,019,106 shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote, (ii) 700,000 shares held by the George Zimmer 2008 Qualified Annuity Trust DTD 5/30/08, which George Zimmer, as trustee, has sole power to vote and (iii) 300,000 shares held by the George Zimmer 2008 Qualified Annuity Trust DTD 6/2/08, which George Zimmer, as trustee, has sole power to vote.

(2)	Represents shares allocated to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”), with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote. In addition, under the Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,939 shares allocated to Mr. Zimmer’s account under the Plan.

*	See Instructions.

George Zimmer	Page 3 of 3 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
40650 Encyclopedia Circle and 6380 Rogerdale Road
Fremont, California 94538 Houston, Texas 77072

Item 2.	(a)	Name of Person Filing: George Zimmer

	(b)	Address of Principal Business Office or, if none, Residence:
40650 Encyclopedia Circle
Fremont, California 94538

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 3,086,864 shares

	(b)	Percent of Class: 5.96%

	(c)	Number of Shares as to Which Such Person Has:

		(i)	Sole Power to Vote or Direct the Vote: 3,019,106 shares

		(ii)	Shared Power to Vote or Direct the Vote: 67,758 (represents shares allocated to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”) with respect to which Mr. Zimmer may give instructions to the trustee of such Plan as to how to vote)

		(iii)	Sole Power to Dispose or to Direct the Disposition of: 3,019,106 shares

		(iv)	Shared Power to Dispose or to Direct the Disposition of: 16,939 (under the Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,939 shares allocated to Mr. Zimmer’s account under the Plan)

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11,2009

Date

/s/ GEORGE ZIMMER

George Zimmer